October 5, 2014

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: UpperSolution.com

Amendment No. 6 to Registration Statement on Form S-1

Filed October 1, 2014

File No. 333 - 190658

Dear Ms. Mills-Apenteng,

The following is the company’s response to your comment letter dated October 3, 2014.

General

1. Revise to include an updated consent from the registered public accounting firm.

Refer to Item 601(b)(23) of Regulation S-K. In addition, you should revise to differentiate among those exhibits filed herein and those filed previously.

Updated auditor consent added. Exhibits previously filed marked with an *.

Sincerely,

Yousef Dasuka

Chief Executive Officer

UpperSolution.com

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